FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing of the resolution adopted at the Ordinary Shareholders Meeting held on March 28, 2024, with regards to the definitive appointment of Mr. Patricio Jottar Nasrallah as Director of Banco de Chile. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on March 30, 2024.

Santiago, March 28, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: MATERIAL INFORMATION

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission, I inform you as Material Information that in the Ordinary Shareholders’ Meeting held today, it was agreed on the definitive appointment of Mr. Patricio Jottar Nasrallah as Director of Banco de Chile, position to be held until the next Board renewal.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO